UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022 (Report No. 2)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Attached hereto and incorporated by reference herein is Swvl Holdings Corp’s (“Swvl”) Notice of Meeting and Proxy Card for the 2022 Annual Meeting of Shareholders to be held on December 13, 2022 (the “Meeting”). Only shareholders of record who hold Class A Ordinary Shares of Swvl at the close of business on November 9, 2022, will be entitled to vote at the Meeting and any postponement or adjournments thereof.

This Report on Form 6-K is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting for the 2022 Annual Meeting of Shareholders to be held on December 13, 2022.
99.2	Proxy Card for the 2022 Annual Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: November 14, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer